Exhibit 8.1

Subsidiaries

The following is a list of our significant subsidiaries, including the name, country of incorporation or residence, the proportion of our ownership interest in each and, if different, the proportion of voting power held by us.

Subsidiary	Jurisdiction	Ownership

Jazz Technologies, Inc.	Delaware	100%

Jazz Semiconductor, Inc.	Delaware	100%

Newport Fab LLC.	Delaware	100%